UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

SEALSQ Enters Into Exclusive Negotiations to Acquire 100% of IC'ALPS

SEALSQ Corp (“SEALSQ”) announced on February 27, 2025 that it has entered into exclusive negotiations with the shareholders of IC’ALPS SAS (“IC’ALPS”), an ASIC design and supply specialist based in Grenoble, France, to acquire 100% of the share capital and voting rights of IC’ALPS. These exclusive negotiations result from the execution of a Letter of Intent with IC’ALPS and its shareholders. The acquisition is subject to, amongst other items, the completion of the appropriate due diligence, execution of definitive agreements, and authorization by French regulatory authorities. This proposed strategic acquisition will reinforce SEALSQ’s commitment to advancing its Application-Specific Integrated Circuit (ASIC) development to meet the growing demand in the sector and add approximately 100 highly-skilled staff based out of IC’ALPS’ current centers in Grenoble and Toulouse.

Strategic Expansion into ASIC and Post-Quantum Technology

In 2024, SEALSQ embarked on a bold initiative aiming to capitalize on its QS7001 quantum-resistant hardware architecture in order to penetrate the ASICs segment: SEALSQ engaged major electronics manufacturers that were seeking to develop custom quantum-resistant secure chips, tailored to meet specific use-case requirements. This expansion into the post-quantum ASIC segment marked a pivotal milestone in SEALSQ’s industrial strategy, unveiling significant business opportunities and revenue streams. IC’ALPS, a trusted design partner of SEALSQ that contributed to the new quantum-resistant platform design, emerged as a natural partner to support this new ASICs strategy.

ASIC development is a highly complex process requiring precise customization, rigorous validation, and meticulous manufacturing. SEALSQ’s acquisition of IC'ALPS would bring together IC'ALPS’ cutting-edge ASIC design expertise and footprint in both medical and automotive segments, along with SEALSQ’s extensive security IP portfolio, sales and supply chain capabilities. This synergy will greatly accelerate development timelines, enhance scalability, and enable SEALSQ to offer high-performance, tailored products designed using the latest and most competitive technologies for any kind of application, thus expanding the reach into new segments. The proposed merger is set to position SEALSQ among the key players in the security ICs industry for both European and global markets.

This proposed acquisition would mark a major step in SEALSQ’s strategic expansion and would further strengthen its leadership in post-quantum security solutions. If completed, the planned acquisition of IC’ALPS will enable SEALSQ to deliver highly specialized, secure ASIC solutions to a rapidly growing market.

The ASIC Market: Growth, Applications, and Trends

ASICs (Application-Specific Integrated Circuits) are designed for specialized applications, offering superior performance, lower power consumption, and reduced cost compared to alternative solutions like FPGAs or general-purpose microcontrollers. Key insights into the ASIC market include:

•	Market Growth: The global ASIC market is expected to grow from $21.53 billion in 2024 to $36.80 billion by 2032, with a CAGR of 6.9% (Source: Fortune Business Insights, 2024).
•	Key Applications: Telecommunications, automotive, consumer electronics, industrial automation, and healthcare.
•	Technology Trends: Advances in semiconductor fabrication and packaging are driving the next wave of AI, IoT, and 5G innovation.
•	Security Focus: Rising cybersecurity concerns, especially in IoT and cloud computing, are driving ASIC vendors to integrate robust security features such as encryption and authentication mechanisms.

About Post-Quantum Microcontrollers

Post-quantum microcontrollers integrate quantum-resistant cryptographic algorithms and enhanced security features to safeguard digital systems against future quantum computing threats. Key developments in this sector include:

•	Research and integration of post-quantum cryptographic algorithms.
•	Enhanced hardware-based security features for resilience against cyber threats.
•	Standardization and adoption across critical industries, including finance, defense, and IoT security.

Post-Quantum Cryptography Products and Services Update

This proposed strategic expansion into the post-quantum ASIC segment will form a part of the SEALSQ’s quantum roadmap and will allow the development of new business opportunities and revenue streams, including the design of quantum-resistant platforms. SEALSQ currently expects to release its post-quantum cryptography products beginning in 2026. SEALSQ expects to recognize revenue in 2025 relating to the development of quantum-resistant platform design and implementation of the new technologies into its planned Open Semiconductor and Test centers including the provision of professional services, and further projects to start to generate substantial returns from the full-scale commercial deployment of the post-quantum resistant chips starting in 2026.

A press release dated February 27, 2025 announcing this is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit
No.	Description

99.1	Press Release dated February 27, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer